Mail Stop 4561

April 15, 2009

Shalom Daskal
Chief Executive Officer
B.O.S. Better Online Solutions Ltd.
20 Freiman Street
Rishon LeZion, 75100, Israel

> **Re: B.O.S. Better Online Solutions Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-3**
> **Filed April 1, 2009**
> **File No. 333-152020**

Dear Mr. Daskal:

We have reviewed your amended Form F-3 and have the following comments. Where indicated, we think you should revise your document in response to these comments.

General

1.   You include an additional 2,335,601 ordinary shares of common stock for resale by selling shareholders that were issued in unregistered securities transactions in July 2008 and August 2008. It appears that these securities were issued after the filing of the Form F-3 on June 30, 2008. Because the offer and sale of these securities was not complete prior to the filing of the registration statement that included the resale of those securities, Rule 152 is not available to separate the issuance and resale as separate transactions. Please remove the resale of these securities from the registration statement. In addition, advise us of the exemption from registration you relied upon in effecting these issuances.

Cover Page

2.   We note your response to comment 1 of our letter dated July 23, 2008 that you believe that the company meets the conditions set forth under General Instruction I.B.5 of Form F-3. In accordance with instruction 7 to the General Instructions, please set forth on the outside front cover of the prospectus the calculation of the aggregate market value of the company's outstanding voting and non-voting common equity.

3.   You disclose on page 19 that following your request to the Tel Aviv Stock Exchange to delist your ordinary shares of common stock from trading, the last

day of trading of your ordinary shares on the Tel Aviv Stock Exchange is May 10, 2009. Please revise your cover page to clarify that your ordinary shares are traded on the Tel Aviv Stock Exchange only until May 10, 2009.

4.   Please revise your heading above the word "prospectus" on the cover page to clearly indicate that up to an aggregate amount of $6,250,000 ordinary shares is being offered by the company, and not by the selling shareholders.

Exhibits

5.   You state in the exhibit list that you plan to file the Form of Share Purchase Warrant (Exhibit 4.10) by amendment or as an exhibit to a report on Form 6-K. Please tell us why you have not yet filed this document and to which transaction the warrant relates. Also tell us why you have not filed the following exhibits pursuant to Item 601(b)(10) of Regulation S-K:

- Agreements with Israel Aircraft Industries and the "strategic Latin American customer," which you refer to as "Strategic Customer," which accounted for 11% and 13% of your year 2008 revenues, respectively;

- revised loan documents the govern your short term revolving credit line from Bank Leumi Le Israel Ltd.; and

- the Dimex Asset Purchase Agreement dated January 29, 2008 and the agreement with Dimex Systems that revises the payment schedule under purchase agreement.

*   *   *

If you have any questions, please call Jan Woo at (202) 551-3453 or me at (202) 551-3397. If, thereafter, you require additional assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Brian Brodrick, Esq.
       Phillips Nizer LLP
       Via Facsimile (212) 262-5152